Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATF OFFICE	MTNL/SECTT/LIMITED REVIEW/09
May 29, 2009

The Secretary, Stock Exchanges Bombay/Delhi/Calcutta/Madras/NSE/NYSE

SUB: Limited Review of Unaudited Financial Results for the quarter ended 31st March 2009.

Dear Sir,

A meeting of the Board of Directors has been held on 29th May 2009 wherein the Limited Review of Unaudited Financial Results for the 4th quarter ended on 31st March 2009 was discussed and approved. There has been a variation in net loss after tax in excess of 10%. The following variations were noticed:-

i)	Increase in other operating income due to interest income and income tax refund of Rs.36.98 crores.

The reconciliation of Refund received from Income Tax Department with Advance Tax and Tax Provision from the year 1994-95 to 2006-07 was in process at the time of finalization of unaudited results. Income Tax Department allowed interest at various stages and withdrew certain interest which were levied by the department earlier. The reconciliation for the same and also for four earlier years was under process at the time of finalization of unaudited results. On completion of reconciliation process, an additional amount of Rs.36.98 crores has been considered as Interest Income. Total amount of interest income in Q4 on account of Interest on Income Tax refund increases from Rs. 196.24 crore as shown in Q4 2008-09 Unaudited Results to Rs.233.22 crore in reviewed results.

ii)	Increase in other operating income due to liquidated damages : Rs.3.12 Crore

The reconciliation of unpaid liability was in process at the time of finalization of unaudited results. Now for the purpose of annual closing of accounts, the reconciliation process has been largely completed. Accordingly LD has been worked out and booked as income. Total amount of liquidated damages increases from Rs.30.91 crore as published in the Unaudited Results to Rs.34.03 crore in reviewed results.

iii)	Excess provision written back: Rs.3.08 crore

On the preparation of detailed schedules the liability for more than 3 years had been reviewed. During the review process, an amount of Rs.3.08 crores had been written back. Total amount of excess provision written back increases from Rs.30.68 crore as published in unaudited financial results to Rs.33.76 crores.

iv)	Increase in Income Tax by Rs.8.68 crores

As a result of the above variation the provision for taxation increases from Rs.79.24 crore in the Unaudited Results to Rs.87.92 Crore in Reviewed Results.

The consequential overall impact after review is that the net loss of Rs.83.82 crore has been reduced to net loss of Rs.73.04 crores.

The Board approved the said variation and the Reviewed Financial Results for the 4th quarter ended on 31st March 2009 together with statement showing the variance between Reviewed and Unaudited Results as per Annexure ‘A’ & ‘B’.

Thanking you,

Yours faithfully,

(S.R. SAYAL)
COMPANY SECRETARY

Encl :	i)	Limited Review Report by M/s Bansal Sinha & Co., CA.
	ii)	Reviewed Financial Results alongwith Statement showing variance.

BANSAL SINHA & Co. Chartered Accountants	18/19, OLD RAJINDER NAGAR, NEW DELHI – 110 060 PHONE : 25722270, 25853424 FAX : 011-41046530 E-mail : bsc@bansalsinha.com Visit us at www.bansalsinha.com

The Board of Directors Mahanagar Telephone Nigam Ltd. New Delhi.

LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED
FOR THE QUARTER ENDED 31ST MARCH, 2009.

1.	We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter/year ended 31st March, 2009. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.	We conducted our review in accordance with the Standard on Review Engagement [SRE] 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	The unaudited financial results of Mumbai, Delhi & MS Units of the Company have been reviewed by other firms of chartered accountant, who were appointed by the management for the purposes of review of the un-audited financial results of respective units to be considered in preparation of results as per clause 41 of the Listing Agreement for the three months ended 31st March, 2009. The review reports of the Auditors of Mumbai, Delhi & MS Units on three months financial results have been forwarded to us & the same have been suitably dealt with, in this report.

4.	Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-I to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Bansal Sinha & Co. Chartered Accountants
Place: New Delhi Date: 29th May,2009
(Ravinder Khullar) Partner Mem.No. 82928

ANNEXURE-I

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT
( Referred to in para 4 of our report dated 29th May,2009

OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 31ST MARCH, 2009.

1.	The company in its un audited results for the quarter under review, has neither disclosed – how the qualifications made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefor and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the un-audited quarterly results for the quarter under review, as required under the provisions of clause 41(IV) (c) of the Listing Agreement.

2.	Other Income of Rs.727.68 crores in the Published Results include Rs.193.31 crores on account of Interest received/receivable on Income Tax Refund. However, the figure of Interest on Income Tax Refund as per the Reviewed Results is Rs. 233.22 crores including Rs. 94.85 crores pertaining to Prior Periods.

3.	The balances of Advance Tax, Interest on Income Tax, Provision for income tax and Deferred Tax Assets/liabilities are subject to reconciliation of the information with the details available with the Income Tax department and cosequent adjustments thereto.

4.	All the recivables and payables including amount due/payable to BSNL/DOT, Inter Unit accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments.

5.	The provision for employees benefits as per Accounting Standard 15 ( Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard, the impact of the same on the results of the quarter is not ascertainable.

6.	The impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the un audited finacial results under review.

7.	The company started 3 G Mobile Services in Delhi from 5th February.2009, One time spectrum fee at a price equivalent to highest bid is yet to be accounted for pending bidding by the DOT.

8.	No provision on account of wage revision has been made by the company. The impact of the same on retirement benefits too has also not been worked out and provided for.

9.	The overall impact of matters referred to in the forgoing paras on the attached financial statements is not ascertainable.

10.	The corresponding previous period figures for the period ended 31st March, 2008 are regrouped and rearranged wherever considered necessary.

For Bansal Sinha & Co. Chartered Accountants
Place: NEW DELHI Date: 29th May, 2009
(Ravinder Khullar) (Partner) (Mem.No. 82928)

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1, 12 th Floor, 124, Connaught Circus, New Delhi-110001

REVIEWED FINANCIAL RESULTS FOR THREE MONTHS ENDED 31.3.2009

					(Rs. in Million)
S. No.	Particulars	3 Months ended 31/03/2009	Corresponding 3 Months ended 31/03/2008 in the previous year	Year to date figures for Current period ended 31/03/2009	Audited Year Ended 31/03/2008

		REVIEWED	REVIEWED	REVIEWED	AUDITED
1	2	3	4	5	6

1	(a) Net Income from Operations	10,687.95	11,360.99	45,004.32	47,225.17
	(b) Other Operating Income	363.39	368.46	960.41	1,599.98
	Total Income	11,051.35	11,729.45	45,964.74	48,825.15
2	Expenditure
	a. Staff Cost	6,767.88	3,023.84	21,784.52	16,434.71
	b. Revenue Sharing	2,056.34	2,043.03	7,930.25	8,042.41
	c. Licence Fee & Spectrum Charges	1,037.78	1,245.82	4,517.97	4,569.81
	d. Admn /Operative Expenditure	2,104.35	3,315.26	8,791.75	10,867.49
	e. Depreciation	1,902.93	1,907.56	7,255.23	7,040.60
	f. Other Expenditure	–	–	–	–
	Total Expenditure	13,869.28	11,535.51	50,279.73	46,955.02
3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(2,817.93)	193.94	(4,315.00)	1,870.13
4	Other Income	2,388.83	2,758.86	7,645.58	4,474.18
5	Profit before Interest & Exceptional Items (3+4)	(429.31)	2,952.80	3,330.58	6,344.31
6	Interest	19.99	5.00	30.42	27.82
7	Profit after Interest but before Exceptional Items (5-6)	(449.30)	2,947.80	3,300.16	6,316.49
8	Exceptional Items	–	–	–	–
9	Profit (+)/Loss(-) from ordinary activities before tax	(449.30)	2,947.80	3,300.16	6,316.49
10	Tax expense
	a. Provision for Taxation	879.20	1,955.54	2,455.33	3,587.94
	b. Provision for Deferred Tax	(602.81)	(745.13)	(1,419.40)	(1,339.63)
11	Net Profit (+)/Loss(-) from ordinary activities after tax	(725.69)	1,737.39	2,264.23	4,068.18
12	Extraordinary Items / Period period Adj.(net of tax Expenses)	4.70	–	8.16	(1,800.73)
13	Net Profit (+)/Loss(-) for the period	(730.39)	1,737.39	2,256.07	5,868.91
14	Paid up equity share capital (Face value of Rs. 10/- each.)	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves Excluding Revaluation Reserve as per balance sheet of previous accounting year	–	–	–	1,13,650.65
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraodinary items for the period	(1.16)	2.76	3.58	9.32
	(b) Basic and Diluted EPS after Extraodinary items	(1.16)	2.76	3.58	9.32
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%

Notes:

1	The unaudited financial results have been reviewed by the Audit Committee and approved by the Board of Directors in their meeting held on 29.04.2009. The reviwed results have been approved and taken on record by Board of Directors in its meeting held on 29.05.2009.

2	Other Income includes Rs.2332.20 Million of Interest of Income tax refund of which 948.50 Million pertaining to proior period.

3	Previous period/year figures have been regrouped/ rearranged wherever necessary.

4	The status of investor complaints received and disposed off during this quarter ended on 31.03.2009 is as under:
Complaints pending at the beginning of the quarter	–
Complaints received during this quarter	11
Complaints disposed off during this quarter	11
Complaints lying unresolved at the end of the quarter	–

As per report of even date
For Bansal Sinha & Co.	For and behalf of the Board
Chartered Accountant

(Ravinder Khullar)	R.S.P. Sinha
Partner	Chairman & Managing Director
Membership No. 082926

Place: New Delhi
Date: 29.05.2009

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt.of India Enterprise)

Statement showing the variance between Reviewed & Unaudited results for the 4th Quarter ended 31.03.2009

				Rs. In Millions
S. No.	Particulars	3 Months ended 31/03/2009	3 Months ended 31/03/2009	VARIANCE

		UNAUDITED	REVIEWED	Amount	%
1	2	3	4	5	6

1	(a) Net Income from Operations	10,561.86	10,687.95	126.09	1.19
	(b) Other Operating Income	290.00	363.39	73.40	25.31
	Total Income	10,851.86	11,051.35	199.49	1.84
2	Expenditure
	a. Staff Cost	6,507.85	6,767.88	260.03	4.00
	b. Revenue Sharing	2,053.41	2,056.34	2.93	0.14
	c. Licence Fee & Spectrum Charges	976.56	1,037.78	61.22	6.27
	d. Admn./Operative Expenditure	2,074.25	2,104.35	30.10	1.45
	e. Depreciation	1,884.35	1,902.93	18.58	0.99
	f. Other Expenditure	–	–	–	–

	Total Expenditure	13,496.42	13,869.28	372.86	2.76
3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(2,644.56)	(2,817.93)	(173.37)	6.56
4	Other Income	2,019.83	2,388.63	368.79	18.26
5	Profit before Interest & Exceptional Items (3+4)	(624.73)	(429.31)	195.43	(31.28)
6	Interest	19.79	19.99	0.20	0.99
7	Profit after Interest but before Exceptional Items (5-6)	(644.53)	(449.30)	195.23	(30.29)
8	Exceptional Items	–	–	–	–
9	Profit (+)/Loss(-) from ordinary activitiesbefore tax (7+8)	(644.53)	(449.30)	195.23	(30.29)
10	Tax expense
	a. Provision for Taxation	792.39	879.20	86.81	10.96
	b. Provision for Deferred Tax	(603.42)	(602.81)	0.61	(0.10)

11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	(833.50)	(725.69)	107.81	(12.93)
12	Extraordinary Items / period Adj.(net of tax Expenses)	4.68	4.70	0.02	0.40
13	Net Profit (+)/Loss(-) for the period (11-12)	(838.18)	(730.39)	107.79	(12.86)

Place: New Delhi	R.S.P. Sinha
Date: 29.05.2009	Chairman & Managing Director